MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Twelve Months Ended June 30, 2014	Year Ended December 31, 2013
	(In thousands of dollars)
Earnings Available for Fixed Charges:
Net Income (a)	$285,899	$281,163
Income Taxes	138,802	136,736
	424,701	417,899
Rents (b)	17,026	16,035
Interest (c)	92,617	92,481
Total Earnings Available for Fixed Charges	$534,344	$526,415

Preferred Dividend Requirements	$685	$685
Ratio of Income Before Income Taxes to Net Income	149%	149%
Preferred Dividend Factor on Pretax Basis	1,021	1,021
Fixed Charges (d)	110,585	107,892
Combined Fixed Charges and Preferred Stock Dividends	$111,606	$108,913
Ratio of Earnings to Fixed Charges	4.8x	4.9x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.8x	4.8x

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).